SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 1, 2005

    Fording Canadian Coal Trust
(Translation of Registrant's Name Into English)

Suite 1000, 205-9th Avenue SE

      Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

February 1, 2005

By:  /s/   James F. Jones

      James F. Jones

     Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

"Fording Provides Notice of Release of Financial Results

and Conference Call"

  99.1

February 1, 2005

Via Edgar

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

RE:

Fording Canadian Coal Trust File NO. 1-15230

Form 6-K Report dated February 1, 2005

Dear Sir or Madam:

On behalf of Fording Inc. transmitted herewith for filing under the Securities and Exchange Act of 1934, as amended, is the Company's Report on Form 6-K.

Yours truly,

James F. Jones

Corporate Secretary

Attachments

News Release

For Immediate Release

FORDING ANNOUNCES HIGHER COAL PRICES

Tight Market Conditions Contribute to Substantial Price Increase for 2005 Coal Sales

CALGARY, February 1, 2005 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) announced today that Elk Valley Coal has completed almost all of its annual price and volume negotiations with its coal customers. Substantially all sales of metallurgical and other coal for the 2005 coal year beginning April 1, 2005 have now been priced at an average of U.S.$122 per tonne on an FOB west coast port equivalent basis.

"The unprecedented demand for high quality hard coking coal has contributed to the significantly higher contract prices we have been able to secure for the 2005 coal year," said Jim Popowich, President of Fording Canadian Coal Trust. "Our decision to expand Elk Valley Coal's current metallurgical coal capacity by about 12% – from 25 million tonnes to 28 million tonnes –   by the third quarter of 2005 should allow our unitholders to further benefit from these market conditions.

Substantially all hard coking coal contracts for the 2005 coal year are priced at an average of U.S.$125 per tonne on an FOB west coast port equivalent basis. A small portion of 2005 calendar year sales are based on contracts that are not on the April 1 to March 31 coal year cycle. Sales for calendar 2005 also include some sales priced at 2004 coal year prices. In addition, some contracts include additional amounts for ocean freight and small volumes of PCI and thermal coal is sold for less than the hard coking coal price. Taking these factors into account, the weighted average price of 2005 calendar year sales for all coal is expected to be slightly over U.S.$100 per tonne, nearly double the average price of U.S.$52 per tonne obtained in 2004.

Coal sales volumes for the 2005 calendar year are targeted to exceed 27 million tonnes, a 2 million tonne increase over our 2004 sales volumes. Achieving these targets will require Elk Valley Coal to continue running its operations at capacity and depends on the ability of rail and port service providers to handle the additional volumes, both of which are subject to many operating risks and other uncertainties.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, currently supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry. The Trust's shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust's Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of February 1, 2005 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Coordinator, Investor Relations

Fording Canadian Coal Trust

Fording Canadian Coal Trust

403-260-9834

403-260-9817

investors@fording.ca

investors@fording.ca